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Via Edgar

September 21, 2023

Kyle Wiley and Andrew Mew

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ChinaCache International Holdings Ltd. Form 20-F for the Fiscal Year Ended December 31, 2022 File No. 001-34873

Dear Mr. Wiley and Mr. Mew:

On behalf of our client, ChinaCache International Holdings Ltd., a Cayman Islands company (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 7, 2023 (the “Comment Letter”) regarding the Company’s Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022.

The Company has filed an amendment No. 1 on Form 20-F (the “Amendment”) accompanying this response letter, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 135

1.	We note your statement that you reviewed your register of members and the public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

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A limited liability partnership including professional corporations

Response: The Company has revised the disclosure on page 1 of Amendment and Exhibit 99.1 in response to the Staff’s comment.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response: The Company has reviewed the CVs of board members of the Company and consolidated foreign operating entities. The Company also confirmed with the board members of the Company and consolidated foreign operating entities. The Company has revised the disclosure on page 1 of Amendment in response to the Staff’s comment.

3.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for “ChinaCache International Holdings Ltd. or the VIEs.” We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

• With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

• With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

Response: The Company has revised the disclosure on page 1 of Amendment in response to the Staff’s comment.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Response: The Company has revised the disclosure on page 1 of Amendment in response to the Staff’s comment.

Please do not hesitate to contact Lawrence S. Venick at +852.5600.0188 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Very truly yours,

/s/ Lawrence Venick

Lawrence S. Venick

cc: Huiling Ying